FORM N-8F


I.      GENERAL IDENTIFYING INFORMATION

1.      Reason fund is applying to deregister:

        Merger

2.      Name of fund:

        SMITH HAYES Trust, Inc.

3.      Securities and Exchange Commission File No.:      811-5463

4.      Is this an initial Form N-8F or an amendment to a previously file Form
        N-8F?

        Initial Application

5.      Address of Principal Executive Office:

        Centre Terrace, 1225 L Street, P.O. Box 83000, Lincoln, NE  68501-3000

6. Name, address and telephone number of individual the Commission staff should contact with any question regarding this form:

        Donald F. Burt
        Cline, Williams, Wright, Johnson & Oldfather
        1900 US Bank Bldg, Lincoln, NE  68508   (402) 474-6900

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17CFR 270.31a-1, 31a-2]:

        SMITH HAYES Financial Services
        %Thomas C. Smith
        1225 L Street, Lincoln, NE  68508

8.      Classification of fund:

        Management company

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9.      Subclassification if the fund is a management company:

        Open-end

10.     State law under which the fund was organized or formed:

        Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

        Conley Smith Inc.
        444 Regency Parkway
        Omaha, NE  68114

        Crestone Capital Management
        7720 East Belleview Ave, Ste 220
        Englewood, CO  80111

        Calamos Asset Management, Inc.
        1111 East Warrenville Road
        Naperville IL  60563-1448

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

        SMITH HAYES Financial Services Corporation
        1225 L Street, Lincoln, NE  68508

13.     If the fund is a unit investment provide:

        NA

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

        No

15.     (a)    Did the fund obtain approval from the board of directors
               concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               Yes

               If Yes, state the date on which the board vote took place:

               December 9, 1998

        (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

               Yes

               If Yes, state the date on which the shareholder vote took place:

               June 18, 1999

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II.     DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

        Yes

        (a) If Yes, list the date on which the fund made those distributions:

               June 21, 1999

        (b) Were the distributions made on the basis of net assets?

               Yes

        (c) Were the distributions made pro rata based on share ownership?

               Yes

        (d) If No to (b) or (c) above:  N/A

        (e) Liquidations Only:  N/A

17.     Closed-end funds only:  N/A

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18.     Has the fund distributed all of its assets to the fund's shareholders?

        Yes

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

        No

III.    ASSETS AND LIABILITIES

20.     Does the fund have any assets as of the date this form is filed?
        No

21.     Does the fund have any outstanding debts or any other liabilities?

        No

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IV:     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.     (a)    List the expense incurred in connection with the Merger or
               Liquidation:

               (i)    Legal expenses:    $23,000

               (ii)   Accounting expenses:   $4,200

               (iii)  Other expenses:  Delivery of Securities:  $1,200

               (iv)  Total  expenses:   $28,400

        (b)    How  were  those  expenses allocated?   Not allocated

        (c)    Who paid those expenses?  The Distributor

        (d)    How did the fund pay for unamortized expenses?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

        No

V.      CONCLUSION OF FUND BUSINESS

24.     Is the fund a party to any litigation or administrative proceeding?

        No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

        No

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VI.     MERGERS ONLY

26.     (a)    State the name of the fund surviving the Merger:

               Great Plains Funds

        (b) State the Investment Company Act file number of the fund surviving the Merger:

               811-08281

        (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type, used and date the agreement was filed:

               Form N-14, File No. 333-76737, filed May 25, 1999


                                VERIFICATION

    The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SMITH HAYES Trust, Inc. (ii) he or she is the Chairman of SMITH HAYES Trust, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                             /s/ Thomas C. Smith
                             ------------------------
                             Thomas C. Smith
                             Chairman